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Exhibit 12.1

Statements Regarding Computation Ratios of Earnings (Loss) to Fixed Charges

	Year Ended March 31,
	2016	2015	2014	2013	2012
Earnings:
Net earnings (loss) before income taxes	$(115,105)	$(382,312)	$(19,213)	$(62,543)	$(185,459)
Less: capitalized interest	—	—	—	(2,928)	(4,077)
Total earnings (loss)	(115,105)	(382,312)	(19,213)	(65,471)	(189,536)
Fixed Charges
Interest and debt expense	$52,301	$51,336	$66,315	$67,010	$74,630
Capitalized interest	—	—	—	2,928	4,077
Portion of rentals representing an interest factor	3,486	4,541	3,980	3,742	4,957
Total fixed charges	55,787	55,877	70,295	73,680	83,664
Earnings (deficit) available for (applied to) fixed charges	(59,318)	(326,435)	51,082	8,209	(105,872)
Ratio of earnings to fixed charges	–1.1x	–5.8x	0.7x	0.1x	–1.3x

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  Exhibit 12.1
Statements Regarding Computation Ratios of Earnings (Loss) to Fixed Charges